SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
STANTEC INC.
(Name of issuer)

Common Shares
(Title of Class of Securities)

85472N109
 (CUSIP Number)

Soulef Hadjoudj
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Caisse de dépôt et placement du Québec

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Montreal (Quebec) Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,127,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
9,127,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,127,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1
a)	Name of Issuer: Stantec Inc.
b)	Address of Issuer's Principal Executive Offices:
Suite 400, 10220 - 103 Avenue NW
Edmonton, Alberta
T5J 0K4

Item 2
a)	Name of person filing: Caisse de dépôt et placement du Québec
b)	Address or principal business office or, if none, residence: 1000, Place Jean-Paul Riopelle, Montréal, Québec,
H2Z 2B3, Canada
c)	Citizenship: Québec, Canada
d)	Title of class of securities: Common Shares
e)	CUSIP No.: 85472N109

Item 3
Not applicable.

Item 4 - Ownership
a)	Amount Beneficially Owned: 9,127,000
b)	Percent of Class: 8.2%
c)	Number of shares as to which the Reporting Person has:
i.	sole power to vote or direct the vote: 9,127,000
ii.	shared power to vote or direct the vote:0
iii.	sole power to dispose or to direct the disposition : 9,127,000
iv.	shared power to dispose or to direct the disposition:0

Item 5 - Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Not applicable.

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8 - Identification and Classification of Members of the Group
Not applicable.

Item 9 - Notice of Dissolution of Group
Not applicable.

Item 10 - Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Caisse de dépôt et placement du Québec

/s/Soulef Hadjoudj

Name: Soulef Hadjoudj
Title: Legal Counsel